UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
October 3, 2011
Commission File Number: 333-171863
STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.
(Translation of registrant’s name into English)
Cumberland House, 9th Floor
One Victoria Street, Hamilton HM 11, Bermuda
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑
Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

     Reference is made to (i) the Subscription and Shareholders Agreement (the “Subscription and Shareholders Agreement”), dated as of April 8, 2010, among Stratus Technologies Bermuda Holdings Ltd. (the “Company”), Technology Holdings Ltd., the Note Purchaser Shareholders (as defined therein) and the Second Lien Shareholders (as defined therein) and (ii) the First Amended and Restated Second Lien Credit Agreement, dated as of August 28, 2006, as subsequently amended (the “Second Lien Credit Agreement”), among Stratus Technologies, Inc. and Stratus Technologies Bermuda Ltd., as borrowers (collectively with the Company, the “Stratus Companies”), Wilmington Trust FSB (as successor to Deutsche Bank Trust Company Americas), as administrative agent (the “Administrative Agent”), and the other lenders and agents party thereto.
     Under the terms of the Subscription and Shareholders Agreement, the holders of a majority in interest (excluding certain holders of nonvoting equity interests in the Company) of the loans made pursuant to the Second Lien Credit Agreement (the “Majority Interest Second Lien Lenders”) have the right to appoint one director to each of the boards of directors, and any board committees, of the Stratus Companies (collectively, the “Board Positions”).
     On October 3, 2011, the Company received notice from the Administrative Agent that, effective as of that date, (i) Mr. Stephen B. Baus, the Majority Interest Second Lien Lenders’ first appointee, appointed as of July 15, 2010, had informed the Administrative Agent of his decision to resign from the Board Positions, and (ii) the Majority Interest Second Lien Lenders had selected Mr. Bradley I. Dietz to replace Mr. Baus as their new appointee. Mr. Baus’s resignation was not a result of any disagreement with the Stratus Companies, known to any executive officer of the Stratus Companies, on any matter relating to the Stratus Companies’ operations, policies or practices. The respective boards of directors of the Stratus Companies will take action to confirm Mr. Dietz’s appointments to the Board Positions at the earliest practicable time. The board committees of the Stratus Companies, on which Mr. Baus served and Mr. Dietz will serve, are the audit and compensation committees of the Company and the compensation committee of Stratus Technologies, Inc. Stratus Technologies Bermuda Ltd. currently has no board committees.
     Mr. Dietz currently serves as chairman of the board of directors of Orchard Brands Inc. and as a director of ACA Financial Guaranty. Previously, he held executive positions at Peter J. Solomon, New York, NY, and Citigroup, New York, NY. He also previously served as a director on the boards of Bally Total Fitness, BREL/Real French LLPs on behalf of BNP Paribas, First Capital Holdings Liquidation Trust, Friedman’s Inc., Mohasco Corporation and Pillowtex, Inc.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD. (Registrant)
Date: October 6, 2011	By:	/s/ Robert C. Laufer
		Name:	Robert C. Laufer
		Title:	Vice President and Treasurer

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